THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE NATIONAL COLLEGIATE FUNDING LLC HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE NATIONAL COLLEGIATE FUNDING LLC AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE NATIONAL COLLEGIATE FUNDING LLC, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-471-2526.

FINAL TERM SHEET

$1,041,000,000
The National Collegiate Student Loan Trust 2007-2
Issuing Entity

The National Collegiate Funding LLC
Depositor and Sponsor

Student Loan Asset Backed Notes

	Initial Class Balance	Interest Rate (per annum)	Final Maturity Date	Price	Discounts and Commissions(1)	Proceeds to the Trust
Class A-1 Notes	$268,016,000	One-month LIBOR plus 0.040%	January 27, 2025	100.000%	0.200%	99.800%
Class A-2 Notes	$308,734,000	One-month LIBOR plus 0.130%	June 26, 2028	100.000%	0.250%	99.750%
Class A-3 Notes	$94,225,000	One-month LIBOR plus 0.230%	March 26, 2029	100.000%	0.300%	99.700%
Class A-4 Notes	$213,875,000	One-month LIBOR plus 0.290%	January 25, 2033	100.000%	0.310%	99.690%
Class A-IO Notes	(2)	6.70%	July 25, 2012	29.1120%	0.1456%	28.9664%
Class B Notes	$31,230,000	One-month LIBOR plus 0.390%	January 25, 2033	100.000%	0.360%	99.640%
Class C Notes	$62,460,000	One-month LIBOR plus 0.650%	January 25, 2033	100.000%	0.410%	99.590%
Class D Notes	$62,460,000	One-month LIBOR plus 1.350%	January 25, 2033	100.000%	0.650%	99.350%
	_____________					_______________
Total	$1,041,000,000					$1,099,923,915(3)

_________________________

(1)	Subject to indemnification and expense reimbursement arrangements with the underwriters.
(2)	Initial notional amount equal to $213,875,000.
(3)	Before deducting expenses estimated to be $1,750,000 and the structuring advisory fee paid to The First Marblehead Corporation.

           The offered notes are offered by the underwriters named below, subject to prior sale, when, as and if accepted by the underwriters, subject to approval of certain legal matters by counsel for the underwriters. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the offered notes will be made in book-entry-only form on or about June 14, 2007.

           Application has been made to the Irish Stock Exchange for the offered notes to be admitted to the Official List and to trading on its regulated market. There can be no assurance that this listing will be obtained. The issuance and settlement of the offered notes is not conditioned on the listing of the offered notes on the Irish Stock Exchange.

           Neither the Securities and Exchange Commission nor any other federal regulatory authority or state securities commission has approved or recommended the securities described in this final term sheet or determined if this final term sheet is truthful or complete. No securities commission or regulatory authority has reviewed the accuracy or adequacy of this final term sheet. Any representation to the contrary is a criminal offense.

           This final term sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

           This final term sheet constitutes a "free writing prospectus" within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Goldman, Sachs & Co. Joint Book-Runner Banc of America Securities LLC	Credit Suisse Joint Book-Runner JPMorgan

June 8, 2007

UNDERWRITING

           The notes listed below are offered severally by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the offered notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York on or about June 14, 2007 against payment in immediately available funds, and also through Clearstream Banking, societe anonyme, Luxembourg and Euroclear in Europe.

           Subject to the terms and conditions set forth in the underwriting agreement relating to the offered notes, the trust will sell the offered notes to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount or notional amount of each class of offered notes set forth opposite its name.

	Goldman, Sachs & Co.	Credit Suisse	Banc of America Securities LLC	JPMorgan	Total
Class A-1 Notes	$128,647,680	$75,044,480	$32,161,920	$32,161,920	$268,016,000
Class A-2 Notes	$148,192,320	$86,445,520	$37,048,080	$37,048,080	$308,734,000
Class A-3 Notes	$45,228,000	$26,383,000	$11,307,000	$11,307,000	$94,225,000
Class A-4 Notes	$102,660,000	$59,885,000	$25,665,000	$25,665,000	$213,875,000
Class A-IO Notes	48.00%	28.00%	12.00%	12.00%	100.00%
Class B Notes	$14,990,400	$8,744,400	$3,747,600	$3,747,600	$31,230,000
Class C Notes	$29,980,800	$17,488,800	$7,495,200	$7,495,200	$62,460,000
Class D Notes	$29,980,800	$17,488,800	$7,495,200	$7,495,200	$62,460,000
Total	$499,680,000	$291,480,000	$124,920,000	$124,920,000	$1,041,000,000

           In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. The trust has been advised by the underwriters that the underwriters propose initially to offer the offered notes at the respective prices set forth on the cover page of this term sheet, and to certain dealers at those prices less a concession not in excess of 0.120% per class A-1 note, 0.150% per class A-2 note, 0.180% per class A-3 note, 0.186% per class A-4 note, 0.300% per class A-IO note, 0.216% per class B note, 0.246% per class C note and 0.390% per class D note. The underwriters may allow and dealers may reallow to other dealers a discount not in excess of 0.040% per class A-1 note, 0.050% per class A-2 note, 0.060% per class A-3 note, 0.062% per class A-4 note, 0.100% per class A-IO note, 0.072% per class B note, 0.082% per class C note and 0.130% per class D note. After the initial offering, prices, concessions and reallowances may be changed.